Exhibit 99.1

EUROPE’S PREMIUM CANNABIS CULTIVATOR NOVEMBER 2022

DISCLAIMER

FORWARD-LOOKING STATEMENTS

Various statements contained in this presentation, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the Company's possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may", "might", "will", "should", "believe", "expect", "could", "would", "intend", "plan", "anticipate", "estimate", "continue", "predict", "project", "potential", "target," "goal" or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The Company has based these forward-looking statements on the Company's current expectations and assumptions about future events. While the Company's management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company's control. These and other important factors may cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this presentation, including among other things: the Company's limited operating history; unpredictable events, such as the COVID-19 outbreak, and associated business disruptions; changes in cannabis laws, regulations and guidelines; decrease in demand for cannabis and cannabis-derived products; exposure to product liability claims and actions; damage to the Company's reputation due to negative publicity; risks associated with product recalls; the viability of the Company's product offerings; the Company's ability to attract and retain skilled personnel; maintenance of effective quality control systems; regulatory compliance risks; risks inherent in an agricultural business; increased competition in the markets in which the Company operates and intends to operate; the success of the Company's continuing research and development efforts; risks associated with expansion into new jurisdictions; risks related to the Company's international operations in the United Kingdom and the Kingdom of Lesotho, including the implications of the United Kingdom's recent withdrawal from the European Union; the Company's ability to obtain and maintain adequate insurance coverage; the Company's ability to identify and integrate strategic acquisitions, investments and partnerships and to manage its growth; the Company's ability to raise capital and the availability of future financing; emerging market risks; global economy risks; and the Company's ability to maintain the listing of the Company's securities on Nasdaq. These risks and other uncertainties are described more fully in the "Risk Factors" section of the Company's most recent filings with the United States Securities and Exchange Commission and available at www.sec.gov. Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this presentation and the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this presentation and the Company's filings with the United States Securities and Exchange Commission are not guarantees of future performance, and the Company's actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if the Company's results of operations and financial condition are consistent with the forward-looking statements in this presentation and the Company's filings with the United States Securities and Exchange Commission, they may not be predictive of results or developments in future periods. Except as required by applicable law, including the securities laws of the United States, the Company undertakes no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

TRADEMARKS

This confidential presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

MARKET & INDUSTRY DATA

Projections, estimates, industry data and information contained in this presentation, including the size of and growth in key end markets, are based on information from third-party sources and management estimates. Although the Company believes that its third party-sources are reliable, the Company cannot guarantee the accuracy or completeness of its sources. The Company's management estimates are derived from third-party sources, publicly available information, the Company's knowledge of its industry and assumptions based on such information and knowledge. The Company's management estimates have not been verified by any independent source. All of the projections, estimates, market data and industry information used in this presentation involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, estimates and assumptions relating to the Company's and its industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including, but not limited to, those described above, that could cause future performance to differ materially from the Company's expressed projections, estimates and assumptions or those provided by third parties

1

Company Profile & Investment Highlights

PREMIUM INDOOR CULTIVATION

- The only commercial scale premium indoor EU GMP certified and licensed grow in Portugal
- 2,000kg+ annual production, generating revenue with large German offtake agreement
- Clean testing non-irradiated quality flower cultivated by an experienced European team

LEVERAGING WORLD CLASS GENETICS

- Genetics and retail partnership with Cookies, one of the world's top cannabis brands
- Cookies premium genetics received at our Portuguese facility and ready to cultivate
- Anticipating launch of Cookies branded flower in 2023

SCALABLE CULTIVATION AND ADVANCED PACKAGING

- 10,000kg of processing capacity available at indoor grow facility in Portugal
- 180-acre outdoor and greenhouse expansion site in Portugal

TARGETING FAST GROWING MARKETS

- Selling 25%+ high THC flower into Germany, the largest medical cannabis market in Europe
- Distribution business in United Kingdom generating revenues and ready to scale

FOCUS ON PROFITABILITY

- Holigen (Portugal) and Canmart (UK) subsidiaries on track to achieve operational profitability and generate positive cash flow in H1/2023

AKANDA

holigen global health CANMART

COMPANY PROFILE

Founded: 2021

Offices: UK, Portugal, Canada

Employees: 49

Ticker: NASDAQ: AKAN

Key Product offerings:

- Premium Dried Flower
- Contract Manufacturing Services
- Distribution Services

Capitalization

Shares Outstanding:	30.81M
Public Float:	8.91M
Insider Ownership:	72.86%
Market Cap (12/10/22):	$7.918M
Enterprise Value (12/10/22):	$13.74M

2

NASDAQ: AKAN

Akanda’s Experienced European Leadership Team Proven leader with over 15 years of executive - level experience in the capital markets and cannabis industry, including previously serving as Managing Director, Europe, for Canopy Growth Corp A ccomplished global business leader with over 15 years of direct cannabis industry experience with an emphasis on facility design and operations, including multiple large scale EU GMP certified cultivation facilities STEVE GEORGE Commercial Director JOSH SQUIRES - QUINN Business Development SUSANA GUERRA Quality & Regulatory Director JOSE MATOS Technical Director BRUNO GANCHO Finance Director BEN JACKSON Head of Cultivation TEJ VIRK CEO & Director TOM FLOW COO NASDAQ: AKAN 3

EU GMP Packaging inhouse cultivated flower, co - packing third party sourced flower, and other contract manufacturing services ADVANCED PACKAGING Multiple routes to market with large distributors in Germany and respected telehealth partners in the UK MARKET ACCESS Committed to highest quality standards under EU GACP, utilizing proven genetics from world class partners and building our own leading library PREMIUM QUALITY CULTIVATION $2.2 BILLION European Market 1 NASDAQ: AKAN 1. Source: Prohibition Partners PRIORITIZED OPERATIONS CULTIVATION PACKAGING DISTRIBUTION World - leading EU GMP - certified cultivation facility in Portugal distributing premium medical cannabis to fast - growing markets in Europe. Akanda is Europe’s Premium Cannabis Cultivator 4

Portugal is Europe’s Heart of Production for Cannabis Portuguese cannabis exports increased by 566% in 2021 to 30 tonnes 1 Since legalizing medical cannabis in 2018, Portugal has become a global hub for medical cannabis production Solid reputation with extensive pharma capabilities 2021 exports reached 30 metric tonnes 1 Low production costs within Europe Barriers to entry are high, licensing process is lengthy Close to large markets like Germany and the UK Portugal adult - use legalization is progressing 5 1. Portuguese cannabis exports increased by 566 % in 2021 to 30 tons, according to information from Infarmed , Portugal’s National Medical Authority . NASDAQ: AKAN

German Cannabis Market In Focus

Akanda's premium indoor high THC flower is in demand by patients and now shipping to Germany



$2.2b
Potential growth to by 2026[3]

$3b
Black market sales for estimated 3.6m consumers[3]

$354m
Current market value estimation of Europe[3]

$275m
Germany remains the largest market with ~$275m in sales in 2021, with 9 tonnes of medical cannabis sold into pharmacies (48% growth from 2020)[3]



Population
83.2 MILLION
Total Addressable Market[3]
9.6 MILLION
CANNABIS CONSUMERS
Annual Cannabis Usage Rate[2]
13.3%
Annual Consumption Volume[3]
1.7 MILLION KG

GERMANY LEADING THE WAY

In November 2021, the incoming governing coalition reaches agreement to legalize cannabis nationwide

LEGALIZATION

Medical Use	✓
Adult Use	✗
Decriminalized	✗

German Imports of Cannabis Flower (KGs)[1]



952
1533
1006
989
1277
1966
3090
1724
2462
2842
2399
4043
4705
5315
5012
5737
4690
5797
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2018
2019
2020
2021
2022

Akanda's presence in the German medical cannabis market today is building brand awareness ahead of adult use legalization, expected by 2024

1. *Source: The Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, BfArM).*
2. *Source: New Frontier Data*
3. *Prohibition Partners, European Cannabis Report: 7th Edition.*

6

NASDAQ: AKAN

EU GMP Premium Indoor Cultivation Purpose - built design , all unnecessary equipment sitting outside of the rooms to reduce contamination risk NASDAQ: AKAN 7 Self contained modular grow rooms, allowing for better environmental control and the production of high - quality premium cannabis No irradiation required Estimated less than 10% of LP’s have this ability SINTRA FACILITY » 2,000kg per year » EU GMP certified » One of few Licensed indoor grows in Portugal AN AKANDA COMPANY High THC, average THC value between 25 - 30%

Genetics & Brand Partnership NASDAQ: AKAN Akanda is the exclusive cultivation and retail partner for Cookies in Portugal, bringing California style cannabis to Europe • Cookies, founded in 2010 by Billboard - charting rapper and entrepreneur Berner and Bay Area breeder and cultivator Jai, is the most globally recognized cannabis company in the world • Cookies has taken a leading role in the development of genetics, such as Girl Scout Cookies and offers a collection of over 70 proprietary cannabis cultivars and more than 2,000 products • Cookies was named one of America’s Hottest Brands of 2021 by AdAge ; the first cannabis brand to ever receive this accolade Berner, Co - Founder and CEO of Cookies: "The fact Portugal decriminalized drugs back in the early 2000’s and people in the U.S. are still being locked up for cannabis 20 years later, shows the world, especially the U.S., that we can learn a lot from their forward thinking. The partners we chose in Portugal have one of the most advanced facilities I’ve seen and will be producing some of the best cannabis in the world. It’s partnerships like this that keep me excited about the growth and expansion of Cookies worldwide." Akanda to cultivate Cookies’ leading strains from its EU GMP indoor grow facility in Portugal Cookies has huge brand awareness with cannabis consumers in Europe Akanda has imported Cookies genetics into Portugal Cookies to also assist Akanda with any future pharmacy distribution strategy in Portugal 8 Company Profile Early testing indicate THC % of over 25% (and some cases 30%)

Current Expansion Opportunities in Portugal ALJUSTREL, PORTUGAL SINTRA, PORTUGAL INDOOR CULTIVATION & PACKAGING 20,000 square feet indoor facility 10 Tonnes * annual production capacity of premium cannabis 7 million square feet (180+ acres) 28,000 square feet of greenhouse canopy 100 tonnes annual production capacity OUTDOOR & GREENHOUSE CULTIVATION NASDAQ: AKAN 9 AN AKANDA COMPANY *2 tonnes in house cultivated and 8 tonnes co - packing

3. Phlo digitally contacts patient for payment and delivery Akanda is Supplying the UK Medical Cannabis Market 1. Canmart imports medical cannabis to supply UK Wholesalers and Pharmacies 2. Canmart manages inventory with Phlo and Leva for next day delivery to patients + 1. Patient books appointment via App Patient Journey Product Journey 2. Virtual consultation with doctors generate digital prescriptions Repeat Rx 4. Monthly repeat prescriptions initiated by Leva app, no further consultation required 10

European Cannabis is Attractive to Smart Money Investors NASDAQ: AKAN 11 APRIL 2021 CULTIVATOR Curaleaf acquires Emmac for US$130 million in cash and shares Capacity 10 tonnes p/ year 1 SEPTEMBER 2022 DISTRIBUTOR ~$200m in strategic investments have been made into early stage European cannabis companies recently SEPTEMBER 2022 DISTRIBUTOR BAT leads Series B investment round of €37.6m in Sanity Group 5 Curaleaf agreement to acquire a 55% stake in Four 20 Pharma GmbH 4 FEBRUARY 2022 Casa Verde Leads US$15m Series B For German Distributor Cansativa Group 3 DISTRIBUTOR OCTOBER 2021 DISTRIBUTOR Bloomwell Group secures US$10 million investment. US growth capital provider Measure 8 VP is lead investor 2 1. Source :. Cision PR Newswire 2. Source : Cannabis Business Times 3. Source : Business Cann 4. Source : Cision PR Newswire 5. Source : Business Cann

THANK YOU GET IN TOUCH WITH US TEJ VIRK CEO & DIRECTOR TEJ@AKANDACORP.COM